UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Orient-Express Hotels Ltd.

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

G67743107

(CUSIP Number)

Anil P. Goel

Chief Financial Officer

The Indian Hotels Company Limited

The Taj Mahal Palace & Tower

Business Centre Room No. 111, Apollo Bunder

Mumbai 400 001, India

+91 22 6665 3366

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

with a copy to:

George Karafotias

Shearman & Sterling LLP

Broadgate West, 9 Appold Street

London EC2A 2AP, United Kingdom

+44 (0)20 7655-5000

December 7, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G67743107	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Indian Hotels Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 4,880,764 Class A Common Shares
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 4,880,764 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,880,764 Class A Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON (See Instructions) HC

SCHEDULE 13D

CUSIP No. G67743107	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Samsara Properties Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 4,880,764 Class A Common Shares
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 4,880,764 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,880,764 Class A Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed by The Indian Hotels Company Limited (“Indian Hotels”) and Samsara Properties Limited (“Samsara”) on September 17, 2007 (the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), relating to the Class A Common Shares, par value $0.01 per share (the “Shares”), of Orient-Express Hotels Ltd., a company organized under the laws of Bermuda (the “Company”).

Item 3.	Source and Amount of Funds or Other Considerations.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

During the period from September 17, 2007 to December 7, 2007, Samsara purchased a further 632,920  Shares in the open market for total consideration of $35,671,749.

Samsara funded these purchases from funds received pursuant to the Loan Agreement.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Since September 14, 2007, Indian Hotels has repeatedly sought to meet with the Company to explore opportunities for a possible association between Indian Hotels and the Company.  At a meeting with Mr. Paul M. White, the President & CEO of the Company (“Mr. White”) on October 12, 2007, Indian Hotels outlined a proposal for a possible association between the two companies, and thereafter wrote to Mr. White clarifying the nature of a possible association and suggesting that certain directors of Indian Hotels and the Company meet to discuss Indian Hotels’ proposal.

Having not received a positive response from the Company, on November 14, 2007, further to its efforts to develop a constructive dialogue with the Company on the matter of an alliance, Indian Hotels sent a letter (the “November 14 Letter”) to Mr. White reiterating and elaborating on the six principal points of Indian Hotels’ proposal and again suggesting that certain directors of Indian Hotels and the Company meet to discuss Indian Hotels’ proposal. The description of the November 14 Letter contained herein is qualified in its entirety by reference to Exhibit D, which is incorporated herein by reference.

To date, the Company has not taken any steps to explore with Indian Hotels the advantages that will accrue the Company and its shareholders if an alliance as proposed by Indian Hotels is put in place.  Indian Hotels has categorically stated that its proposal as visualized today will not result in a merger nor affect the independent status of the Company.

Despite the Company’s refusal to discuss Indian Hotels’ proposal, Indian Hotels intends to continue to explore a possible association or strategic transaction with the Company and has acquired the additional Shares disclosed in this Amendment in furtherance thereof.

Indian Hotels and Samsara intend to review their investment in the Company on a regular basis and, as a result thereof, may at any time and from time to time determine, either alone or as part of a group, (a) to acquire additional Shares in the Company; (b) to dispose of all or a portion of the Shares owned by them; or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in Items 4(a) through (j) of Schedule 13D. Notwithstanding anything herein, Indian Hotels and Samsara specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as the specific elements thereof), Indian Hotels and Samsara expect that they would take into consideration a variety of factors, including, but not limited to, general economic, market and industry conditions, and financial and stock market conditions, including the market price of the Shares, and other business opportunities available to Indian Hotels.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The responses of Indian Hotels and Samsara to Rows (7) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of Indian Hotels and Samsara is based on 42,456,000 Shares outstanding as at October 31, 2007, as contained in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, filed by the Company with the Securities and Exchange Commission on November 9, 2007.

Except as disclosed in this Schedule 13D, neither Indian Hotels nor Samsara nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this Schedule 13D, neither Indian Hotels nor Samsara nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.

The transactions in the Shares that may be deemed to be beneficially owned by Indian Hotels and Samsara during the past 60 days are set forth below:

Date of Purchase	Quantity of Shares Purchased	Price per Share
December 7, 2007	234,320	$60.00

All such purchases were effected in the open market.

Except as disclosed in this Schedule 13D, neither Indian Hotels nor Samsara nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

To the best knowledge of Indian Hotels and Samsara, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Indian Hotels and Samsara.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated September 17, 2007, between The Indian Hotels Company Limited and Samsara Properties Limited
D	Letter, dated November 14, 2007, from The Indian Hotels Company Limited to Mr. Paul M. White, President & CEO, Orient-Express Hotels Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

December 7, 2007	THE INDIAN HOTELS COMPANY LIMITED

/s/ Anil P. Goel
Signature

Anil P. Goel / Chief Financial Officer
Name / Title

SAMSARA PROPERTIES LIMITED

/s/ Chetan Shah
Signature

Chetan Shah / Director
Name / Title

EXHIBIT INDEX

Exhibit No.	Description
A	Joint Filing Agreement, dated September 17, 2007, between The Indian Hotels Company Limited and Samsara Properties Limited
D	Letter, dated November 14, 2007, from The Indian Hotels Company Limited to Mr. Paul M. White, President & CEO, Orient-Express Hotels Ltd.

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